Gerald T. Nowak To Call Writer Directly: 312 861-2075 gnowak@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com	Facsimile: 312 861-2200 Dir. Fax: 312 861-2200

February 9, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention: Mellissa Campbell Duru

         H. Roger Schwall

Re:	Terra Industries Inc.:

Response to Staff Comments on Registration Statements on Form S-3

(file Nos. 333-121835 and 333-121837), filed on January 4, 2005

Dear Ms. Duru:

On behalf of Terra Industries Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated February 1, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission to Mark A. Kalafut, the Company’s Vice President, General Counsel and Corporate Secretary, enclosed is Amendment No. 1 to Registration Statement 333-121835 and Amendment No. 1 to Registration Statement 333-121837. Both amended Registration Statements reflect changes made in response to the Comment Letter as well as other changes.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company’s responses are references to the page numbers in the Amended Registration Statement.

Registration Statement 333-121835

Selling Shareholders, page 9

1.

We note that none of the investors who were signatories to the registration Rights Agreement dated August 6, 2004, that is incorporated by reference to the registration statement, are amongst the entities listed in the selling shareholders table on page 10. Consequently, we do not understand your disclosure in which you state that the registration statement was filed pursuant to registration rights granted in connection with an original issue of common shares. Please explain to us

London	Los Angeles	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

February 9, 2005

supplementally and revise your disclosure to identify, how each selling shareholder acquired its shares. Additionally, please file the corresponding registration rights agreement with your next amendment.

The shares being registered hereby were sold to the selling shareholders by Taurus Investments S.A. In connection with that sale, the Company granted the selling shareholders registration rights pursuant to a registration rights agreement dated December 16, 2004.

The Company has revised its disclosure on page 9 of the amended registration statement to clarify how the selling shareholders received their shares. In addition, the amended registration statement will include the registration rights agreement, dated December 16, 2004, as exhibit 4.7.

2.	Please identify in the selling shareholders table the natural person who exercise voting and/or investment power over each listed entity. Refer to Interpretation 4S of Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

The Company has revised its disclosure starting on page 10 in response to the Staff’s comment.

Plan of Distribution, page 11

3.	Please identify any selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling shareholders are registered broker-dealers, please revise your disclosure to indicate that such selling shareholders [are] underwriters. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

The Company has revised its disclosure on pages 10 and 11 in response to the Staff’s comment.

[Continued on page 3]

Securities and Exchange Commission

February 9, 2005

Registration Statement 333-121837

Plan of Distribution, page 59

4.	Please identify any selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling shareholders are registered broker-dealers, please revise your disclosure to indicate that such selling shareholders [are] underwriters. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

The Company has revised its disclosure on pages 56 and 57 in response to the Staff’s comment

*         *         *         *

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (312) 861-2075.

Sincerely,

Gerald T. Nowak

cc:	Carter W. Emerson, P.C.

Mark A. Kalafut